UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
EatCrateful, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 21, 2017

Physical address of issuer
12665 Village Lane, #1532, Playa Vista, CA 90094

Website of issuer
http://www.cratefulcatering.com/

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$427,314	$262,058
Cash & Cash Equivalents	$248,226	$105,862
Accounts Receivable	$89,426	$51,388
Short-term Debt	$119,439	$144,013
Long-term Debt	$321,654	$321,654
Revenues/Sales	$749,074	$540,922
Cost of Goods Sold	$102,394	$93,089
Taxes Paid	$0	$0
Net Income (Loss)	$189,830	($257,423)

The above reflects the consolidated financials of EatCrateful Inc. and its subsidiary Naturale LLC

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 2, 2022

EatCrateful Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

EatCrateful Inc. is a Delaware C-Corporation, formed on September 21, 2017.

The Company is located at 12665 Village Lane, Apt 1532, Playa Vista, CA 90094

The Company's website is http://www.cratefulcatering.com/

The Company previously operated as a California LLC under the name Naturale LLC. Naturale LLC was formed on March 6th, 2015 and reincorporated in Delaware as a C-Corporation on September 21, 2017.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. We have filed this report as of the filing date above, and the report may be found on the company's website at https://cratefulcatering.com/investors.

EatCrateful Inc. was established in Delaware as a C-Corporation and all Membership Units in Naturale LLC were assigned to EatCrateful Inc. on pro-rata share (in other words a 1 to 1 ratio for share purposes based on 80% of total outstanding shares), by using the cap table as of January 1, 2018. Naturale LLC was reduced to a single member LLC

with EatCrateful Inc. as the single member. Emanuele Ponzo remained manager, with all governance decisions made by the Emanuele Ponzo and its shareholders, as described in the shareholder agreement.

Naturale LLC remains as the operating entity for all licenses, banking, contracts, payment of employees, services to customers, vendors, leases etc. in order for the Crateful brand to continue with seamless operations.

The Naturale LLC Second Amended Operating Agreement is no longer in effect and was replaced by the Shareholders Agreement of EatCrateful Inc. with all governance determined by the Board of Directors. All accrued management fees from Naturale LLC were waived and are no longer an obligation of the Company.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of the Company's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, food safety, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Crateful be may unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to establish itself as a well-known brand in the competitive catering space, and the product may be in a market where customers will not have brand loyalty.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's expenses will significantly increase as they seek to execute their current business model and expand on client base. Although the Company estimates that it has enough runway until end of year, it will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise.

The Company has raised several times previously. Because of that, the management team owns a smaller amount of the business than what is typical for a seed stage business.

Founders background. The management team may not come from a strong backgrounds in the food industry.

The reviewing CPA had included a "going concern" note in the previous Reviewed Financials. The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

BUSINESS

Description of the Business
Crateful has created a gourmet catering service which provides high end food, staff and event management services.

Business Plan
In a world where 88% of shoppers want healthier food options and are ready to pay a premium for them, we felt it was important to create a brand anchored in wholesome, and truly delicious foods, served in the most impeccable way. Crateful offers a range of catering-related services, from packaged food to fully services high end dining experiences.

The Company's Products and/or Services
Crateful is fully prepared food, made and delivered daily and engineered to offer the best taste when reheated. We want to make dieting an easy-to-stick-to, joyful experience, while also catering to anyone who is simply interested in the convenience of healthy and delicious food.

Value Props
- Mostly organic, always high-quality ingredients and preparations.
- Locally sourced from farm wholesalers
- Made by award-winning chefs
- Professionally trained service staff.

Pricing Structure
Full service catering ranges greatly between $18 per person (for cocktail reception appetizers for large events of over 100 guests) and $100 per person (for full dinner service).

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known large competitors.

Customer Base
Our target customers are
- Corporations
- Event Planners
- Weddings

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application / Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5187147	IC 043. US 100 101. G & S: Catering services; preparation of food. FIRST USE: 20150924. FIRST USE IN COMMERCE: 20150924	CRATEFUL	May 27, 2015	April 18, 2017	U.S.

Litigation

Crateful does not have any current litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Emanuele Ponzo	Chief Executive Officer	Sales, Partnerships, Operations

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 full time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

4,659,997 shares of common stock and options to purchase 706,518 shares of common stock are outstanding.

$306,000 worth of Crowd Notes in connection with a previous offering of securities in connection with the previously Filed Form C in 2018.

The Company has the following debt outstanding:

The Company issued convertible notes in 2018 as part of a Regulation CF and Regulation D, 506(c) funding round, conducted with SI Securities, LLC as intermediary. These notes bear interest at a rate of 5% per annum, and the total amount of convertible notes outstanding as of December 31, 2020 was $321,654.

The Company also has current liabilities as accrued during the normal course of business. Please see Exhibit B for more detail.

Ownership

The founders, Emanuele Ponzo and Andrea Marotti, own a combined 30.16% of the shares on a fully-diluted basis including stock options and shares reserved for issuance pursuant to the Company's stock plan.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
N/A		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Eat Crateful, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company prepares and delivers artisan meals through Naturale LLC, its wholly owned subsidiary.

Prior to 2018, the Company operated exclusively as Naturale LLC. In 2018, the Company reorganized as a corporation, with members of Naturale LLC receiving shares of stock in EatCrateful, Inc. in exchange for units comprising all membership interests in Naturale LLC. The Company is now the sole member of Naturale LLC.

The Company conducted an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Liquidity and Capital Resources

We have approximately $248,226 in cash on hand as of December 31, 2021 to be used to execute our business strategy. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets,

such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security	Common Stock	Seed Crowd Notes
Amount outstanding	4,659,997 shares	$306,000
Anti-Dilution Rights	No	N/A
Percentage ownership of the Company by holders of such Securities	100%	N/A
Type of security	Common Stock	Crowd Convertible Notes

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock: No Preferred Stock has been issued to date

Dividend Rights
N/A

Voting Rights
N/A

Right to Receive Liquidation Distributions
N/A

Rights and Preferences

N/A

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find a party willing to purchase.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emanuele Ponzo
_____
(Signature)

Emanuele Ponzo
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Emanuele Ponzo
_____
(Signature)

Emanuele Ponzo
_____
(Name)

Chief Executive Officer
_____
(Title)

May 2, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

"2021 Company Certified Financials (Unaudited)"

I, Emanuele Ponzo, certify that the financial statements of EatCrateful Inc included in this Form are true and complete in all material aspects.

Emanuele Ponzo
CEO
EAT CRATEFUL INC

EATCRATEFUL, INC.
CONSOLIDATED BALANCE SHEET - UNAUDITED
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS
Cash	$ 248,226	
Accounts receivable	89,426	
Employee advances	17,457	
TOTAL CURRENT ASSETS		$ 355,109
PROPERTY AND EQUIPMENT - net		72,205
		$ 427,314

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	11,121	
Credit card payable	56,100	
Sales tax payable	17,978	
Customer deposits	23,184	
Loan payable	11,056	
TOTAL CURRENT LIABILITIES		$ 119,439
LONG-TERM DEBT - Convertible notes (Note 1)		321,654

STOCKHOLDERS' EQUITY
Common stock - $0.0001 par value	454,569	
Retained earnings (deficit)	(468,348)	
TOTAL STOCKHOLDERS' EQUITY		(13,779)
		$ 427,314

EATCRATEFUL, INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) - UNAUDITED
YEAR ENDED DECEMBER 31, 2021

SALES - net		$ 749,074
COST OF SALES		
Inventories - beginning of year	$ ---	
Purchases	102,394	
	102,394	
Inventories - end of year	---	
TOTAL COST OF SALES		102,394
GROSS PROFIT		646,680
EXPENSES		
Salaries, contract services and related costs	398,585	
Operating	105,439	
General and administrative	186,805	
TOTAL EXPENSES		690,829
LOSS FROM OPERATIONS		(44,149)
OTHER INCOME (EXPENSE)		
Federal and California COVID relief	234,256	
Interest income	7	
Interest expense	(284)	
NET OTHER INCOME		233,979
NET INCOME		189,830
RETAINED EARNINGS (DEFICIT) – beginning of year		(658,178)
RETAINED EARNINGS (DEFICIT) – end of year		$ (468,348)

EATCRATEFUL, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS - UNAUDITED
YEAR ENDED DECEMBER 31, 2021

.INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income $ 189,830
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization 15,146
Changes in assets and liabilities:
Accounts receivable (38,038)
Prepaid expenses 23
Employee advances (23)
Credit card payable 47,134
Sales taxes payable 15,303
Customer deposits 6,564

NET CASH PROVIDED BY OPERATING ACTIVITIES $ 235,939

CASH FLOWS FROM FINANCING ACTIVITIES:
PPP loan forgiveness (209,256)
Proceeds from PPP loan 122,066
Payments on other loans payable (6,385)

NET CASH USED IN FINANCING ACTIVITIES (93,575)

NET INCREASE IN CASH 142,364

CASH AT BEGINNING OF YEAR 105,862

CASH AT END OF YEAR $ 248,226

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid $ 284
Franchise taxes paid $ 800

Note 1   CONVERTIBLE NOTES

The Company issued convertible notes in 2018 as part of a Regulation CF based funding round, conducted via SeedInvest.com (SI Securities, LLC), and bearing an interest rate of 5%. The total amount of convertible notes as of December 31, 2021 was $321,654.